SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35042

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nielsen Company 401(k) Savings Plan

Plan Number: 002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nielsen Holdings plc

85 Broad Street

New York, New York 10004

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE:

Schedule H Part IV Line (i) of IRS Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2018	11

SIGNATURES	12

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Retirement Plan Administrative Committee of

TNC US Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Nielsen Company 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 (the “supplemental information”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of year) as of December 31, 2018, is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mazars USA LLP

We have served as the Plan's auditor since 2001.

New York, NY

June 25, 2019

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments at fair value:
Cash	$30,035,701	$24,952,336
Nielsen stock fund	4,748,917	6,547,146
Registered investment companies	249,905,511	289,518,657
Common/collective trusts	1,123,079,691	1,217,891,536
Total investments	1,407,769,820	1,538,909,675
Receivables:
Notes receivable from participants	19,285,005	18,507,587
Employee contributions receivable	1,759,998	1,484,375
Employer matching contributions receivable	518,516	439,149
	21,563,519	20,431,111
Net assets available for benefits	$1,429,333,339	$1,559,340,786

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to
Contributions:
Participants’ compensation reduction	$74,003,627	$72,701,568
Employer matching and discretionary	22,923,308	22,370,448
Participants’ rollover accounts	6,778,561	18,228,775
Total contributions	103,705,496	113,300,791
Investment income:
Net (depreciation)/appreciation in fair value of investments	(103,968,621)	215,529,788
Interest and dividends on investments	15,852,314	15,557,841
Net investment (loss)/income	(88,116,307)	231,087,629
Interest income on notes receivable from participants	906,282	743,875
Total additions	16,495,471	345,132,295
Deductions from net assets attributed to
Plan distributions to terminated or retired plan participants and to authorized rollover accounts	150,458,397	134,770,214
Administrative fees and expenses	715,141	679,761
Total deductions	151,173,538	135,449,975
(Decrease)/increase in net assets available for benefits	(134,678,067)	209,682,320
Transfers of assets into the Plan	4,670,620	1,598,794
Net assets available for benefits
Beginning of the year	1,559,340,786	1,348,059,672
End of the year	$1,429,333,339	$1,559,340,786

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

1.	Plan Description

The following description of The Nielsen Company 401(k) Savings Plan (the “Plan”) provides only general information. A more complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the Plan document.

General

The Plan is a retirement savings plan which covers all eligible salaried employees of TNC US Holdings, Inc. and its subsidiaries and affiliates that have been designated to participate in the Plan (collectively, the “Company” or “Nielsen”). The Plan provides deferred compensation benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was originally established on January 1, 1988 and has been amended and restated to conform the Plan’s provisions to those required by subsequent revisions to ERISA statutes and to the provisions of the plans for other Nielsen subsidiaries, which were merged into the Plan.

Effective January 1, 2017, employees of Repucom, which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Repucom were transferred into the Plan (see Note 8) effective September 1, 2017, when the Repucom defined contribution plan was merged with the Plan. The Repucom employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective July 1, 2017, employees of Pointlogic, which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Pointlogic were transferred into the Plan (see Note 8) effective October 24, 2017, when the Pointlogic defined contribution plan was merged with the Plan. The Pointlogic employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective January 1, 2018, employees of Rhiza, which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Rhiza were transferred into the Plan (see Note 8) effective May 11, 2018, when the Rhiza defined contribution plan was merged with the Plan. The Rhiza employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective April 1, 2018, employees of Visual IQ, which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Visual IQ were transferred into the Plan (see Note 8) effective September 24, 2018, when the Visual IQ defined contribution plan was merged with the Plan. The Visual IQ employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Fidelity Management Trust Company (the “Trustee”) manages several separate investment funds (the “Trust”) on behalf of the Plan. The Trustee has been granted custodial authority over the Trust. The Retirement Plan Administrative Committee is responsible for the administration of the Plan. Each participant’s account is invested in the investment funds in the proportion directed by the participant for both employer and employee contributions.

Eligibility

As described in the Plan document, full-time salaried employees can participate in the Plan on the date of their employment. Part-time employees are eligible to participate upon completion of one year of service in which the employee earns at least 1,000 hours. A part-time employee who fails to earn 1,000 hours during the first 12 months of employment will become eligible to participate on January 1 following the first calendar year in which an employee works 1,000 hours.

Contributions

The Plan provides for contributions made by eligible employees and by the Company. The Plan allows for the following types of contributions:

•	Compensation reduction (before tax and after tax)
•	Catch-up contributions
•	Rollover contributions
•	Roth contributions (after tax)

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

•	Employer matching contributions
•	Employer discretionary contributions
•	Employer profit sharing contributions
•	Qualified employer profit sharing contributions

The compensation reduction contribution is a contribution of 1% to 50% of an employee’s eligible compensation, subject to certain IRS limitations made to a participant’s account through payroll withholdings as elected by the employee. Employee contributions may be further limited as a result of various tests, required under ERISA, including those related to highly compensated employees. The maximum dollar limit for the compensation reduction contribution was $18,500 and $18,000 for the year ended December 31, 2018 and 2017, respectively.

Participants who are at least 50 years of age are eligible to make a catch-up contribution if the participant contributes at least 6% of eligible compensation and the statutory maximum before tax compensation reduction contribution. Catch-up contributions are limited by statute to $6,000 for 2018 and 2017. Employees may also make rollover contributions of vested benefits from other defined contribution plans.

The employer matching contributions are equal to 50% of a participant’s before tax compensation reduction contribution, up to a maximum of 6% of the participant’s eligible compensation.

The employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all employees regardless of whether the employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each employee’s account in the same proportion that each employee’s eligible compensation, as limited by the Internal Revenue Code ($275,000 and $270,000 for 2018 and 2017, respectively) bears to the total compensation of all employees who qualify. The Trustee opened eligible accounts for those qualifying employees who have elected not to make voluntary compensation reduction contributions to the Plan. An employee who is not a participant becomes partially or fully vested in his account in the same manner as in the vesting requirements described in Note 1. The Company did not make any employer profit sharing contribution in 2018 or 2017.

The qualified employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all non-highly compensated employees regardless of whether or not the non-highly compensated employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each non-highly compensated employee’s account in the same proportion that each non-highly compensated employee’s eligible compensation bears to the total eligible compensation of all non-highly compensated employees who qualify. The Trustee opened accounts for those non-highly compensated employees who have elected not to make voluntary compensation reduction contributions to the Plan. A non-highly compensated employee who is not a participant becomes fully vested in his account in the same manner as in the vesting requirements documented in Note 1. No qualified employer profit sharing contribution was made in 2018 or 2017.

Participant Accounts

Each participant’s account is credited with the participant’s compensation reduction contribution, catch-up contribution, Roth contribution, rollover contribution, employer matching contribution, employer discretionary contribution, an allocation of both employer profit sharing contribution and qualified employer profit sharing contribution, and Plan earnings, as defined in the Plan. The benefit to which a participant is entitled is that attributable to his or her vested balance.

Vesting

A participant is entitled to a 100% non-forfeitable interest in the value of his account attributable to compensation reduction contributions, catch-up contributions, rollovers, and qualified employer profit sharing contributions at all times, along with Plan earnings thereon.

A participant becomes fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions, as follows:

Years of Service	Vesting Percentages
1	0%
2	100%

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Retirement

The normal retirement date is defined as the anniversary date nearest to the date the participant attains age 65. Early retirement is available at age 55. If a participant retires prior to the normal retirement date and has a vested account balance of greater than $5,000, the participant must submit a request in writing in order to receive a distribution prior to the normal retirement age.

Distribution of Benefits

Upon separation from service, a participant can request a withdrawal of the vested portion of the amount credited to his or her account. In the case of death or disability while employed, the participant is deemed to be 100% vested. If the participant is married, his or her spouse will automatically become the beneficiary, unless otherwise indicated by the participant. If the participant is single, his or her estate will automatically become the beneficiary, unless otherwise indicated by the participant. A lump sum distribution is the sole distribution option available under the Plan, except for certain grandfathered plan provisions from former plans related to Company acquisitions.

A participant who terminates employment with a vested balance greater than $5,000 may elect to receive a deferred lump sum distribution. As required by statute, no election may be made by a participant to postpone distribution beyond April 1st of the year following the year a participant reaches age 70-1/2.

If a participant terminates employment with a vested balance greater than $1,000 but less than $5,000, the participant may elect to receive a lump sum distribution or roll the distribution to a qualifying retirement account. However, if the participant fails to make an affirmative election, the participant’s vested balance will automatically roll over to an individual retirement account.

If a participant terminates employment with a vested balance of $1,000 or less, an automatic lump sum distribution will be made without the participant’s consent. However, the participant may elect to roll over the distribution to another qualifying retirement account.

Withdrawals

A withdrawal cannot be made from the pre-tax compensation reduction contribution account, the catch-up contribution account, the employer matching contribution account, the employer discretionary contribution account, the employer profit sharing contribution account, or the qualified employer profit sharing contribution account by a participant or beneficiary prior to separation from service, death, disability, attainment of age 59-1/2 , termination of the plan without establishment of a successor plan or due to financial hardship. No withdrawal can be in excess of the employee and vested employer contributions in these accounts. Hardship withdrawals are subject to the approval of the Company. Partial or total withdrawals from employee rollover and after tax contribution accounts can be made at any time.

Forfeitures

Forfeitures apply to employer matching contribution accounts, employer discretionary contribution accounts, employer profit sharing contribution accounts and qualified employer profit sharing contributions accounts. All forfeitures can be utilized to reduce the employer matching, discretionary and profit sharing contribution, to defray the expenses of the Plan, or to make Plan corrections. Total forfeitures of $24,377 and $726,704 were used to reduce employer matching contributions for 2018 and 2017, respectively. At December 31, 2018 and 2017, the Plan’s forfeiture account balance was $1,079,259 and $140,778, respectively, which amounts were included in the statements of net assets available for benefits.

Rollovers

A participant may rollover all or part of his or her interest in another qualified 401(k) subject to the approval of the Trustee as the Plan’s representative. The participant will be 100% vested in this account and the rollover account will not be subject to forfeiture for any reason.

Notes Receivable from Participants

A participant may request a loan of up to 50% of his or her vested account balance, not to exceed $50,000. The note receivable shall bear interest at one percent (1%) over the prime rate as calculated by Reuters on the last business day of the month immediately preceding the date the loan is granted. The interest rate at the inception of the loan shall remain in effect for the duration of the loan. Interest on participant loans ranged from 3.25% to 9.5% at December 31, 2018 and 2017.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Loans are repayable over a period not to exceed 60 months, except for mortgage loans for a primary residence, which may be for a period not to exceed the lesser of the remaining years to retirement or 30 years. Loans are collateralized by the participant’s vested account balance. Repayments of principal and interest are made through equal monthly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in which the fair value is measured at net asset value per share using the practical expedient are not included in the investment in fair value hierarchy.

Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable securities. Such securities are subject to various risks that determine the value of the fund. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

Administrative Fees and Expenses

Certain administrative fees and expenses are paid for by the Company, including a quarterly fee for administration of the Plan. The fee was $12.25 per participant account through September 30, 2018 and $10.75 per participant account beginning October 1, 2018.

3.	Investments

The following is a summary of the investment information regarding the Plan as of December 31, 2018 and 2017, and for the years then ended, included in the Plan’s financial statements and supplemental schedule.

The investments and the investment results as of December 31, 2018 and 2017 and for the years then ended were:

	2018	2017
Investments at fair value	$1,407,769,820	$1,538,909,675

	2018	2017
Total net (depreciation)/appreciation in fair value of investments	$(103,968,621)	$215,529,788
Interest and dividend income	$15,852,314	$15,557,841

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

4.	Fully Benefit-Responsive Investment Contracts

During 2018 and 2017, common/collective trusts, which invest in fully benefit-responsive contracts, include Fidelity’s Managed Income Portfolio I Fund and Managed Income Portfolio II Fund that invests in fixed-income securities or bond funds and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investments at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. These events include premature termination of the contracts by the plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan administrator does not believe that the occurrence of any of these events, which would also limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

5.	Fair Value Measurements

The Plan complies with the accounting standard which defines fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the input levels to measure fair value and expands financial statement disclosures. The three input levels of the fair value hierarchy are described as follows:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets
•

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; model derived valuations whose inputs are observable.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Cash, interest-bearing: Valued at cost plus accrued interest which approximates fair value.
•	Nielsen stock fund: Valued at the unadjusted quoted market price of Nielsen Holdings plc at the daily close of the New York Stock Exchange.
•	Registered investment companies: Valued at quoted prices in active markets based on net asset value of shares determined by the underlying securities held by the Plan at 2018 and 2017 year-end.
•

Common/collective trusts: Valued at net asset value of the shares determined by the underlying securities held by the Plan at 2018 and 2017 year-end, respectively. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Assets of the Plan at fair value measured on a recurring basis as of December 31, 2018 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$30,035,701	$—	$30,035,701
Nielsen stock fund	4,748,917	—	4,748,917
Registered investment companies
Fixed income	30,438,356	—	30,438,356
U.S. small mid cap equity funds	136,518,651	—	136,518,651
International equity funds	82,948,504	—	82,948,504
Total investments in fair value hierarchy	284,690,129	—	284,690,129
Common/collective trusts (a)	—	—	1,123,079,691
Total assets measured at fair value	$284,690,129	$—	$1,407,769,820

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Assets of the Plan at fair value measured on a recurring basis as of December 31, 2017 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$24,952,336	$—	$24,952,336
Nielsen stock fund	6,547,146	—	6,547,146
Registered investment companies
Fixed income	33,609,058	—	33,609,058
U.S. small mid cap equity funds	152,128,175	—	152,128,175
International equity funds	103,781,424	—	103,781,424
Total investments in fair value hierarchy	321,018,139	—	321,018,139
Common/collective trusts (a)	—	—	1,217,891,536
Total assets measured at fair value	$321,018,139	$—	$1,538,909,675

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following summarizes the Plan’s investments measured at fair value based on net asset value per share, as a practical expedient to fair value as of December 31, 2018:

December 31, 2018	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$90,031,663	n/a	Daily	None for participants ; 12 months for plan sponsor
Spartan 500 Index Pool Class D	$426,310,308	n/a	Daily	None
Fidelity Low Priced Stock Fund	$48,976,975	n/a	Daily	90 days for participants and plan sponsors
Vanguard Target Retirement Funds	$504,335,070	n/a	Daily	None
FIAM Core Plus Commingled Pool	$53,425,675	n/a	Daily	None for participants ; 15 business day notice for plan sponsor

The following summarizes the Plan’s investments measured at fair value based on net asset value per share, as a practical expedient to fair value as of December 31, 2017:

December 31, 2017	Fair Value		Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$90,341,745		n/a	Daily	None for participants ; 12 months for plan sponsor
Spartan 500 Index Pool Class C	$486,499,978	*	n/a	Daily	None
Fidelity Low Priced Stock Fund	$60,504,958		n/a	Daily	90 days for participants and plan sponsors
Vanguard Target Retirement Funds	$522,288,367		n/a	Daily	None
FIAM Core Plus Commingled Pool	$58,256,485		n/a	Daily	None for participants ; 15 business day notice for plan sponsor

*	On November 1, 2018, this fund was moved to Spartan 500 Index Pool Class D.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

6.	Tax Status

The Plan obtained its latest determination letter dated January 5, 2017, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed through December 11, 2015, was in compliance with the applicable requirements of the Internal Revenue Code. Certain amendments were made from 2015 through 2018; however, the plan administrator believes that the plan sponsor has operated the Plan in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain position taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes they are no longer subject to income tax examinations for years prior to 2015.

7.	Related Party Transactions

Participants are allowed to invest up to a maximum of 25% of their Plan contributions in the Nielsen Stock Fund, an investment fund that exclusively invests in the common stock of Nielsen Holdings plc, the ultimate parent of the Company. As of December 31, 2018 and 2017, the Plan held 203,554 and 179,866 shares of the Nielsen Stock Fund, respectively. The Plan recorded a realized loss of $446,722 and an unrealized depreciation in fair value of $1,989,393; and a realized loss of $86,803 and an unrealized depreciation in fair value of $876,228 for the years ended December 31, 2018 and 2017, respectively, in connection with the investments in the Nielsen stock fund. These transactions qualify as party-in-interest transactions.

Certain Plan investments are managed by the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions. Net trustee fees incurred by the Plan were $115,112 and $268,363 for the plan years ended December 31, 2018 and December 31, 2017, respectively.

8.	Transfer of Assets

Transfers of net assets to the Plan during the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Transfers from plans merged into during the year:
Repucom	$—	$1,313,518
Pointlogic	—	285,276
Visual IQ	3,138,560	—
Rhiza	1,532,060	—
	$4,670,620	$1,598,794

9.	Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

10.	Subsequent Events

The Company has evaluated subsequent events through June 25, 2019, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE
The Nielsen Company 401(k) Savings Plan
Schedule H Part IV Line (i) of IRS Form 5500
Schedule of Assets (Held at End of Year)
December 31, 2018
EIN: 22-2145575
Plan #: 002

(a)	(b)	(c)	(e)
Party-in- interest to the Plan	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	General Investments
		Federal US Treasury Cash Reserve	$30,033,633

	Employer Related Investments
**	Nielsen	Nielsen Stock Fund	4,748,917
**	Nielsen	Stock Purchase Account	2,068
	Registered Investment Companies
	Vanguard	Vanguard Total International Stock Index Fund	19,603,078
	Vanguard	Vanguard Total Bond Market Index Fund	30,438,356
	Vanguard	Vanguard FTSE Social Index Fund	6,207,864
	American Funds	American Funds Europacific Growth Fund Class R6	63,345,426
*	Fidelity	Fidelity Extended Market Index	130,310,787
	Common Collective Funds
	Vanguard	Vanguard Target Income Fund	13,254,041
	Vanguard	Vanguard Target 2015	10,743,620
	Vanguard	Vanguard Target 2020	45,496,349
	Vanguard	Vanguard Target 2025	62,782,772
	Vanguard	Vanguard Target 2030	86,469,583
	Vanguard	Vanguard Target 2035	67,382,712
	Vanguard	Vanguard Target 2040	76,625,590
	Vanguard	Vanguard Target 2045	56,601,195
	Vanguard	Vanguard Target 2050	56,559,432
	Vanguard	Vanguard Target 2055	18,544,418
	Vanguard	Vanguard Target 2060	9,215,548
	Vanguard	Vanguard Target 2065	659,810
*	Fidelity	Fidelity Low Priced Stock Commingled Pool	48,976,975
*	Fidelity	Spartan 500 Index Pool Class D	426,310,308
*	Fidelity	FIAM Core Plus Commingled Pool Class K	53,425,675
*	Fidelity	Managed Income Portfolio II Class	90,031,663
	Participant Loans	Interest rates at prime plus 1% (rates vary from 3.25%-9.5%) and loan duration varies from 12-60 months, except for mortgage loans which can have a maturity of up to 30 years	19,285,005
			$1,427,054,825

*	Certain investments are managed by Fidelity Management Trust Company, which is considered a party-in-interest to the Plan.
**	Investment in the common stock of Nielsen Holdings plc, the ultimate parent of the Company, which is considered a party-in-interest to the Plan.

Column (d) (cost) is not required for participant-directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Nielsen Company 401(k) Savings Plan

Date: June 25, 2019	By:	/s/ Brendon Perkins
Brendon Perkins
Senior Vice President, Global Benefits and Mobility